UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2003            File No.    0-31195

Alpha Gold Corporation

(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

1.

Interim Financial Statements (unaudited) for the six months ended August 31, 2003

2.

News Release dated September 9, 2003

3.

News Release dated October 30, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation

(Registrant)

Dated: March 4, 2004	By: /s/ George Whatley George Whatley, President and Director

ALPHA GOLD CORP.
INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED AUGUST 31, 2003
(An Exploration Stage Company)
(Unaudited - Prepared By Management)

BAILEY & ASSOCIATES                             J.C. (Jack) Bailey, C.A.

                                                                                                                                (an incorporated professional)

CHARTERED ACCOUNTANTS                                      Bryant P. McAfee – F.C.A. – Associate

Suite 888 – 609 W. Hastings St.

Vancouver, BC, Canada V6B 4W4

Tel: (604) 647-2200

Fax: (604) 647-0095

NOTICE TO READER

We have compiled the balance sheet of Alpha Gold Corp. as at August 31, 2003 and the statements of operations, deficit and cash flows for the six months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Bailey & Associates”

CHARTERED ACCOUNTANTS

Vancouver, Canada

October 20, 2003

ALPHA GOLD CORP.
INTERIM BALANCE SHEETS

AUGUST 31, 2003
(An Exploration Stage Company)
(Unaudited - see Notice to Reader)

	August 31, 2003	February 28, 2003
ASSETS
CURRENT Cash and term deposits	$1,875,337	$2,130,049
Accounts receivable	59,634	8,499
Taxes receivable	137,586	137,586
Prepaid expense	7,844	11,340
	2,080,401	2,287,474
INVESTMENT IN EXPLORATION PROPERTIES (Schedule)	550,114	376,114
EXPENDITURES ON EXPLORATION PROPERTIES (Schedule)	3,543,771	3,020,656
PROPERTY, PLANT AND EQUIPMENT (Note 4)	39,793	46,677
	$6,214,079	$5,730,92
LIABILITIES CURRENT Accounts payable and accrued liabilities	$6,000	$11,044
SHAREHOLDERS' EQUITY SHARE CAPITAL (Note 5)	8,517,737	7,950,693
DEFICIT	(2,309,658)	(2,230,816)
	6,208,079	5,719,877
	$6,214,079	$5,730,921

APPROVED BY THE DIRECTORS

 “George Whatley”

“Richard Whatley”

ALPHA GOLD CORP.
INTERIM STATEMENTS OF OPERATIONS
THREE MONTH PERIOD ENDED AUGUST 31, 2003
(An Exploration Stage Company)
(Unaudited - Prepared By Management)

	Cumulative, Inception to August 31, 2003	3 months ended August 31, 2003	6 months ended August 31, 2003	3 months ended August 31, 2002	6 months ended August 31, 2002
REVENUE Sales	$ 97,403	$ -	$ -	$ -	$ -
EXPENSES Amortization	161,254	3,442	6,884	2,204	4,408
Automotive	68,337	1,625	3,314	2,288	6,882
Bad debts	14,999	-	-	-	-
Consulting and management fees	319,263	15,000	30,000	21,000	36,000
Financial relations	59,000	-	-	-	-
Gain on disposal of capital assets	(24,414)	-	-	-	-
Gain on disposal of exploration property	(7,400)	-	-	-	-
Graphics	53,632	-	-	-	-
Insurance	23,880	-	2,185	-	1,787
Office, printing and miscellaneous	222,921	4,795	7,712	5,930	9,022
Professional fees	519,220	16,678	25,621	27,566	35,446
Property investigation	25,052	-	-	-	-
Regulatory and transfer fees	112,978	4,668	4,827	6,426	6,463
Rent	69,930	1,500	3,000	1,500	3,000
Repairs and maintenance	13,291	-	-	-	-
Shareholder relations	69,930	9,143	20,759	2,684	3,884
Telephone	6,895	-	-	-	-
Travel and promotion	91,375	1,399	2,768	665	1,151
Wages	12,864	-	-	-	-
Write-off of exploration properties	809,960	-	-	-	-
Write-down of capital assets	46,527	-	-	-	-
	2,668,607	58,250	107,070	70,263	108,043
NET LOSS BEFORE OTHER INCOME & EXPENSES	(2,571,204)	(58,250)	(107,070)	(70,263)	(108,043)
OTHER INCOME Insurance proceeds	12,898	_-	-	-	-
Interest	239,945	15,055	29,280	8,078	12,578
Gain on disposal of marketable securities	60,093	-	-	-	-
OTHER EXPENSES Interest, bank charges and foreign exchange	(16,904)	(764)	(1,052)	(1,324)	(1,376)
Loss on realization of demand debenture	(14,487)	-	-	-	-
Write-off of investment in & advances to subsidiary	-	-	-	-	-
Write-down of marketable securities	(19,999)	-	-	-	-
	261,546	14,291	28,228	6,754	11,202
NET LOSS FOR THE PERIOD	$(2,209,658)	$(43,959)	$(78,842)	$(63,509)	$(96,841)
LOSS PER SHARE	$ (0.10)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

ALPHA GOLD CORP.
INTERIM STATEMENTS OF DEFICIT
THREE MONTH PERIOD ENDED MAY 31, 2003
(An Exploration Stage Company)
(Unaudited - Prepared By Management)

Cumulative, Inception to August 31, 2003	3 months Ended August 31, 2003	6 months Ended August 31, 2003	3 months Ended August 31, 2002	6 months Ended August 31, 2002

DEFICIT – BEGINNING OF PERIOD		$(2,265,699)	$(2,230,816)	$(2,109,945)	$(2,076,613)

NET LOSS FOR THE PERIOD	$(2,309,658)	(43,959)	(78,842)	(63,509)	(96,841)

DEFICIT – END OF THE PERIOD	$(2,309,658)	$(2,309,658)	$(2,309,658)	$(2,173,454)	$(2,173,454)

ALPHA GOLD CORP.
INTERIM STATEMENTS OF CASH FLOWS
THREE MONTH PERIOD ENDED AUGUST 31, 2003
(An Exploration Stage Company)
(Unaudited - Prepared By Management)

	Cumulative, Inception to August 31, 2003	3 months ended August 31, 2003	6 months ended August 31, 2003	3 months ended August 31, 2002	6 months ended August 31, 2002

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss for the period	$(2,309,658)	$(43,959)	$(78,842)	$(63,509)	$(96,841)
Items not affecting cash:
Amortization	161,254	3,442	6,884	2,204	4,408
Gain on disposal of capital asset	(24,945)	-	-	-	-
Gain on sale of exploration property	(7,400)	-	-	-	-
Gain on sale of marketable securities	(60,093)	-	-	-	-
Loss on realization of demand debenture	14,487	-	-	-	-
Write-off of exploration properties	809,960	-	-	-	-
Write-off of investment in and advances to subsidiary	20,668	-	-	-	-
Write down of capital assets	46,527	-	-	-	-
Write down of marketable securities	19,999	-	-	-	-
	(1,329,201)	(40,517)	(71,958)	(61,305)	(92,433)
Changes in non-cash working capital balances	(241,969)	(41,235)	(52,683)	(31,773)	(40,870)
	(1,571,170)	(81,752)	(124,641)	(93,078)	(133,303)
INVESTING ACTIVITIES
Investment in and expenditures on exploration Properties	(4,916,445)	(678,550)	(697,115)	(572,460)	(581,824)
Proceeds on disposal of exploration property	20,000	-	-	-	-
Proceeds on disposal of marketable securities	60,094	-	-	-	-
Purchase of capital assets, net of disposal	(222,629)	-	-	-	(12,097)
Demand debenture	(12,250)	-	-	-	-

	(5,071,230)	(678,550)	(697,115)	(572,460)	(593,921)
FINANCING ACTIVITIES
Proceeds on issuance of shares	8,517,737	490,429	1,073,179	1,334,248	1,334,248
Proceeds on shares allotted but not issued	-	-	(506,135)	-	-

	8,517,737	490,429	567,044	1,334,248	1,334,248
INCREASE (DECREASE) IN CASH FOR THE PERIOD	1,875,337	(269,873)	(254,712)	668,710	607,024
CASH AND TERM DEPOSITS – BEGINNING OF THE PERIOD	-	2,145,210	2,130,049	1,045,191	1,106,877
CASH AND TERM DEPOSITS – END OF THE PERIOD	$1,875,337	$1,875,337	$1,875,337	$1,713,901	$1,713,901

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
AUGUST 31, 2003

(An Exploration Stage Company)

 (Unaudited – Prepared By Management)

1.

NATURE OF OPERATIONS

The investment in and expenditures on exploration properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The continuing operations of the company are dependent upon its ability to continue to raise capital to funds its exploration and development programs. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles. As described in note 9, these principles differ in certain material respects from United States generally accepted accounting principles.

(b)

Translation of Foreign Currency

Amounts recorded in foreign currency have been translated into Canadian dollars as follows:

Accounts included in the statement of income and deficit are translated at average rates of exchange prevailing during the year; and,

Accounts included in the balance sheet are translated at rates of exchange at year end; except that, capital assets and investment in and expenditures on exploration properties are translated at rates prevailing at last acquisition dates or at the rate prevailing at last write-down to fair market value.

All gains and losses arising from the translation of foreign currency are included in net income.

(a)

Deferred Expenditures

Acquisition costs of exploration properties, rights and options together with direct exploration and development expenditures thereon are deferred in the accounts to be written off when production is attained or disposition occurs. Acquisition costs will be reduced by any payments from the granting of options to purchase the exploration property.

Such expenditures are accumulated and amortized using the unit of production method based upon the estimated proven reserves in each cost centre as determined by independent engineers, or charged to income if any cost centre is determined to be unsuccessful.

All deferred expenditures are reviewed by management, on a property by property basis, to consider whether there are any conditions that may indicate an impairment in value. When the carrying value exceeds the net recoverable amount as estimated by management, or the Company’s ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

(b)

Environmental Protection And Rehabilitation Costs Expense related to environmental protection and rehabilitation costs are accrued and charged to

(c)

income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law and contracts.

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

AUGUST 31, 2003

(An Exploration Stage Company)

 (Unaudited – Prepared By Management)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(e)	Property, Plant and Equipment Property, plant and equipment are recorded at cost and amortization is calculated on a declining balance basis at the following annual rates:
	Furniture and fixtures	- 20%
(f)	Trucks Loss Per Share	- 30%

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Fully diluted loss per share has not been calculated since the exercise of outstanding options and warrants is anti-dilutive.

(g)

Flow-Through Shares

From time to time, the Company finances a portion of its Canadian exploration program with flow-through share issues. Under this type of financing arrangement, the proceeds are used to fund exploration work within a defined time period and shares are subsequently issued to the vendors as consideration.

The Company receives no income tax benefits related to the expenditures made. The benefits are “flowed-through” to the investors.

(a)

Financial Instruments

The carrying value of cash and term deposits, accounts receivable, prepaid expenses and accounts payable and accrued liabilities approximate their fair values due to the short period to maturity of these instruments.

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

(c)

Income Taxes

The company follows the liability method of accounting for income taxes. Under this policy, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

AUGUST 31, 2003

(An Exploration Stage Company)

 (Unaudited – Prepared By Management)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Stock Options

As of January 1, 2002, the Company adopted the standard in Section 3870 “Stock-based Compensation and Other stock-based Payments”, of the Canadian Institute of Chartered Accounts Handbook to be applied prospectively. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees, the Company has adopted the disclosure-only provisions of the new standard whereby pro-forma net income and pro-forma earnings per share are disclosed in the notes to the financial statements, as if the fair value based method of accounting had been used.

3.	EXPLORATION PROPERTIES
		August 31, 2003	February 28, 2003
	Acquisition costs (Schedule)	$ 550,114	$376,114
	Deferred expenditures (Schedule)	3,543,771	3,020,656
		$4,093,885	$3,396,770

(a)

Lust Dust Claims

(i) On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% Net Profit Interest to a maximum of $100,000 and a royalty of 2% of net smelter returns) In July 2003, the Company acquired the retained “5% Net Profit Interest and the 2% net smelter return royalty” for $150,000 cash.

(b)

Goldbanks

On October 30, 1995, the Company entered into an Agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A. The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year. The Company and the vendor agreed to terminate the Option Agreement dated April 30, 1994. Payment under the Option Agreement totalled $26,400.00 U.S. and apply to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp. As at February 28, 2003, regulatory approval had been received but the shares had not yet been issued.

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

AUGUST 31, 2003

(An Exploration Stage Company)

 (Unaudited – Prepared By Management)

4.

PROPERTY, PLANT AND EQUIPMENT

			Net Book Value
	Cost	Accumulated Amortization	August 31, 2003	February 28, 2003

Furniture and fixtures	$16,361	$145,117	$ 2,126	$ 2,362
Trucks	52,560	11,569	37,667	44,315

	$68,921	$25,686	$39,793	$46,677

5.

SHARE CAPITAL

(a)

Authorized

  100,000,000 common shares without par value

(b)

Issued

	6 months ended August 31, 2003	Year ended February 28, 2003
	Number of shares	Amount	Number of Shares	Amount

Balance – at the Beginning of the period	19,732,380	$7,444,558	16,371,760	$6,102,060

Issue during the period
- for cash @ $0.35 (see i) below)	1,500,000	525,000
-for cash @ $0.33 (see ii) below)	175,000	57,750
- for cash @ $0.46 (see iii) below)	685,714	315,429
- for cash @ $0.50 (see iv) below)	250,000	125,000
- for cash @ $0.50 (see v) below)	100,000	50,000
Issued during the year
- for cash @ $0.40 (see iii) below)			3,135,620	1,254,248
- for cash @ $0.40 (see iv) below)			200,000	80,000
- for cash @ $0.33 (see v) below)			25,000	8,250

Balance – at the end of the period	22,443,094	$ 8,517,737	19,732,380	$ 7,444,558

(c ) Allotted during the year – not yet issued - for cash	-	-	1,446,100	506,135

Totals – issued and allotted	22,443,094	$ 8,517,737	21,178,480	$ 7,950,693

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

AUGUST 31, 2003

(An Exploration Stage Company)

(Unaudited – Prepared By Management)

5. SHARE CAPITAL (continued)

During the period:

i)

1,500,000 common shares were issued at $0.35 per share (of which 663,900 were “flow-through common shares”) that provided purchasers with warrants to purchase one additional common share at a price of $0.43 expiring February 18, 2005.

ii)

175,000 common shares were issued at $0.33 per share due to the exercised of employee stock options.

iii)

685,714 common shares were issued at $0.46 per share due to the exercise of warrants from a prior year share issue (250,000 of these shares were flow-through common shares). The remainder of the warrants relating to this earlier issue have now expired.

iv)

250,000 common shares were issued at $0.50 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

v)

100,000 common shares were issued at $0.50 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue expire on August 12, 2004.

In the prior year:

vi)

3,135,620 common shares were issued for $0.40 per share (of which 900,000 were “flow-through shares”) with warrants to purchase additional common shares at a price of $0.50 per share expiring August 12, 2004.

vii)

200,000 common shares were issued for $0.40 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

viii)

25,000 common shares were issued at $0.33 per share due to the exercise of management options. The remaining 175,000 options were exercised subsequent to the year-end.

As of August 31, 2003, the following share purchase warrants were outstanding:

Shares	$ per share	Expiration

971,428	$0.46	June 18, 2003
300,000	$0.50	June 18, 2003
3,135,620	$0.50	August 12, 2004

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

AUGUST 31, 2003

(An Exploration Stage Company)

(Unaudited – Prepared By Management)

6.

SHARE PURCHASE OPTIONS

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant. Options vest on the date granted.

A summary of the Company’s options at August 31, 2003 and the changes for the period are as follows:

Number Outstanding February 28, 2003	Granted	Exercised	Forfeited	Expired	Number Outstanding August 31, 2003	Exercise Price Per Share	Expiry Date

175,000	-	(175,000)	-	-	-	$0.33	May 1, 2003
750,000	-	-	-	-	750,000	$0.40	April 25, 2004
300,000	-	-	-	-	300,000	$0.50	June 7, 2005

							May 1, 2003
1,225,000	-	(175,000)	-	-	1,050,000	$0.33-0.50	June 7, 2005

As of January 1, 2002, the Company adopted the standard in Section 3870 “Stock-based Compensation and Other stock-based Payments”, of the Canadian Institute of Chartered Accounts Handbook to be applied prospectively (Note 2 [k]).

The Company elected not to adopt the fair value method for stock-based compensation granted to employees and directors. Had compensation cost for the Company’s stock-based awards granted to employees and directors been determined under the fair value based method of accounting for awards granted on or after January 1, 2002, pro forma loss would have amounted to $350,703 and pro forma loss per share would have been $0.01 for the year ended February 28, 2003. The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions for each grant:

	April 25 Grant	June 7 Grant
Number of options	750,000	300,000
Dividend yield	0.00%	0.00%
Expected volatility	89.05%	92.50%
Risk-free interest rate	3.80%	3.70%
Expected life (years)	2	3

The weighted average grant-date fair value per option was $0.17 for April 25 and $0.23 for June 7.

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

AUGUST  31, 2003

(An Exploration Stage Company)

 (Unaudited – Prepared By Management)

7.

INCOME TAXES

The Company has available non-capital losses of $742,262, Cumulative Canadian Exploration Expenses of $284,832, Cumulative Canadian Development Expenses of $483,236 and Cumulative Foreign Exploration and Development Expenses of $928,904 which may be carried forward to reduce taxable income in future years. The potential future income tax benefit arising from the foregoing is not reflected in these financial statements. The non-capital losses expire as follows:

2004	17,541
2005	57,137
2006	89,273
2007	104,349
2008	109,248
2009	121,751
2010	150,073
$649,372

	Year ended February 28, 2003	Year ended February 28, 2002

Future income tax asset	$259,709	$237,915
Valuation allowance	(259,709)	(237,915)

Net future income tax asset	$ -	$ -

The Company has recorded a valuation allowance against its future income tax asset because it believes it is not more likely than not that sufficient taxable income will be realized during the carry-forward period to utilize the future tax asset.

8.

RELATED PARTY TRANSACTIONS

During the quarter, the Company paid fees of $75,000 (2002 - $68,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $3,450 (2002 - $8,550) for secretarial and bookkeeping services, and $3,000 (2002 - $3,000) for office rental.

9.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Differences which materially affect the measurement of items included in the financial statements are:

a) U.S. GAAP requires that exploration and general and administrative costs (G&A) related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred exploration property and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP. Any other related costs in respect of the properties are charged to earnings under U.S. GAAP and capitalized under Canadian GAAP.

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

AUGUST 31, 2003

(An Exploration Stage Company)

(Unaudited – Prepared By Management)

9.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

b) Had the Company followed U.S. GAAP, certain items on the statements of income and deficit would have been reported as follows:

	6 months ended August 31, 2003	6 months ended August 31, 2002
Loss per Canadian GAAP	$(78,842)	$(96,841)
Effect of the write-off exploration costs for the period	(697,115)	(581,824)
Loss per U.S. GAAP	$(775,957)	$(678,665)
Basic loss per share under U.S. GAAP	$(0.04)	$(0.04)

The statements of comprehensive loss provide a measure of all changes in equity of the Company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

c)

The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances are not different from the amounts that would be determined under provisions of U.S. GAAP.

d)

The effects of the differences in accounting under Canadian GAAP and U.S. GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	August 31,	2003	February 28,	2003
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Current assets	$2,080,401	$2,080,401	$2,287,474	$2,287,474
Exploration properties and deferred costs	4,093,885	-	3,396,770	-
Capital assets	39,793	39,793	46,677	46,677
	$6,214,079	$2,120,194	$5,730,921	$2,334,15
Current liabilities	$ 6,000	$ 6,000	$ 11,044	$ 11,044
Share capital	8,517,737	8,517,737	7,950,693	7,950,693
Deficit	(2,309,658)	(6,403,543)	(2,230,816)	(5,627,586)
	$6,214,079	$2,120,194	$5,730,921	$2,334,151

9.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)
e) Reconciliation of statements of cash flows
	6 months ended August 31, 2003
	Operations Investing		Financing
Cash generated (used) per Canadian GAAP Effect of the write-off of exploration and G&A project costs	$(124,641) (697,115)	$(697,115) 697,115	$567,044 -
Cash generated (used) per U.S. GAAP	$(821,756)	$ -	$567,044
	6 months ended August 31, 2002
	Operations	Investing	Financing
Cash generated (used) per Canadian GAAP	$(133,303)	$(593,921)	$1,334,248
Effect of the write-off of exploration and G&A project costs	(581,824)	581,824	-
Cash generated (used) per U.S. GAAP	$(715,127)	$(12,097)	$1,334,248

ALPHA GOLD CORP.
SCHEDULE OF DEFERRED EXPENDITURES

SIX MONTHS ENDED AUGUST 31, 2003
(An Exploration Stage Company)
(Unaudited – Prepared By Management)

				Total
	Lust Dust Claims	Goldbanks Claims	6 months ended August 31, 2003	Year ended February 28, 2003
EXPLORATION Assaying	$12,002	$ -	$12,002	$ 24,022
Camp expenses	12,794	-	12,794	17,238
Drilling	314,916	-	314,916	459,441
Filing fees & claim assessment	500	3,000	3,500	2,000
Fuel	764	-	764	1,012
Geological/geochemical work and reports	111,453	-	111,453	161,122
On-site management	16,000	-	16,000	23,500
Roadwork/Reclamation	40,353	-	40,353	49,221
Travel	11,333	-	11,333	22,771
	520,115	3,000	523,115	760,327
BC Mining Tax Credit	-	-	-	(126,086)
EXPENSES FOR THE PERIOD	520,115	3,000	523,115	634,241
BALANCE - BEGINNING OF THE PERIOD	2,742,283	278,373	3,020,656	2,386,415
BALANCE - END OF THE PERIOD	$3,262,398	$281,373	$3,543,771	$3,020,656

ALPHA GOLD CORP.
EXPLORATION PROPERTIES

SIX MONTHS ENDED AUGUST 31, 2003
(An Exploration Stage Company)
(Unaudited – Prepared By Management)

ACQUISITION COSTS BY CLAIM GROUP

	Lustdust	Goldbanks	6 months ended August 31, 2003	Total Year ended February 28, 2003
Balance, beginning of period	$339,682	$ 36,432	$376,114	$376,114
Acquisition costs for the period	174,000	-	174,000	-
Balance, end of period	$513,682	$ 36,432	$550,114	$376,114

ALPHA GOLD CORP.
410 Donald Street
Coquitlam, B.C. V3K 3Z8
(604) 939-4083
(www.alphagold.bc.ca)

September 9, 2003

Alpha Acquires Additional Ground in the Lustdust Property Area

George Whatley, President and Director of Alpha Gold Corp (TSX:ALQ) announces that the Company has acquired 8 crown granted mineral claims located within Alpha’s Lustdust Property area located in central British Columbia. The Company’s drill program on the Lustdust Property is ongoing, and exploration on the newly acquired claims will be added to the existing program.

ON BEHALF OF THE BOARD

George Whatley President and Director

ALPHA GOLD CORP.
410 Donald Street
Coquitlam, B.C. V3K 3Z8
(604) 939-4083
(www.alphagold.bc.ca)

October 30, 2003

Share Incentive Options Granted

George Whatley, President and Director of Alpha Gold Corp (TSX:ALQ) announces that the Company has granted an aggregate of 250,000 options at a price of $0.65 having an expiry date of October 29, 2004 pursuant to a shareholder approved Stock Option Plan.

ON BEHALF OF THE BOARD

“George Whatley”

George Whatley President and Director

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